Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2009

Commission File Number: 001-33623

WuXi PharmaTech (Cayman) Inc.

288 Fute Zhong Road, Waigaoqiao Free Trade Zone

Shanghai 200131

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐        No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

WuXi PharmaTech (Cayman) Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release	4
PRESS RELEASE DATED FEBRUARY 17, 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WuXi PharmaTech (Cayman) Inc.

	By:	/s/ Edward Hu
	Name:	Edward Hu
	Title:	Chief Financial Officer

Date: February 20, 2009

Exhibit 99.1

WuXi PharmaTech Announces CFO Benson Tsang to Leave Company; COO Edward Hu Named Acting CFO

SHANGHAI, Feb. 17 /PRNewswire-Asia/ — WuXi PharmaTech (NYSE: WX) announced today that Benson Tsang, Chief Financial Officer, is leaving the company for personal reasons at the end of February. Edward Hu, Chief Operating Officer, will serve as acting Chief Financial Officer until a replacement is found.

Mr. Tsang joined WuXi PharmaTech in 2006 as Chief Financial Officer. He made important contributions to the company’s growth and development, including the successful initial public offering in August 2007, enhancement of the company’s financial systems, and relationship building with investors and analysts in both China and the United States.

The board has formed a search committee to recruit a new Chief Financial Officer. Mr. Tsang has agreed to provide transition services and to assist in recruiting his successor. In the interim, Christine Lu-Wong, Vice President of Finance, will serve as the company’s Principal Accounting Officer.

Mr. Hu joined WuXi PharmaTech in 2007 and has been Chief Operating Officer since January 2008. Before joining the company, he was Chief Operating Officer at Tanox, Inc., which was acquired by Genentech in 2007. He has more than a decade of experience in financial positions of increasing responsibility at Merck, Biogen Idec, and Tanox. He holds an M.B.A. and an M.S. in Biophysics and Biochemistry from Carnegie Mellon University.

“I want to thank Benson for his financial leadership during an important period in our company’s history,” said Dr. Ge Li, Chairman and CEO. “He leaves our company on a sound financial footing, with a solid balance sheet and strong long-term growth prospects. Ed Hu’s appointment as interim Chief Financial Officer will ensure a smooth transition as we complete our search.”

About WuXi AppTec and WuXi PharmaTech

WuXi AppTec is a leading pharmaceutical, biotechnology and medical device R&D outsourcing company, with operations in China and the United States. As a research-driven and customer-focused company, WuXi AppTec provides pharmaceutical, biotechnology and medical device companies a broad and integrated portfolio of laboratory and manufacturing services throughout the drug and medical device R&D process. WuXi AppTec’s services are designed to assist its global partners in shortening the cycle and lowering the cost of drug and medical device R&D. WuXi AppTec is an operating subsidiary of WuXi PharmaTech traded under NYSE symbol WX, formally WuXi PharmaTech (Cayman) Inc. For more information, please visit: http://www.wuxiapptec.com.

Cautionary Note Regarding Forward-Looking Statements

Statements in this release contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995, including those regarding the company’s long-term growth prospects, strength of its balance sheet and its financial condition. It is also uncertain how long it will take to find a replacement CFO.

Forward-looking statements contained herein are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Factors that may adversely impair our growth prospects and financial condition include: uncertainty in the global economy may adversely impact our business and the trends for outsourced R&D and manufacturing; pharmaceutical and biotechnology companies may not change their business models as expected or in a manner favorable to us; we may fail to capitalize on the opportunities presented; we may not maintain our preferred provider status with our clients; and may be unable to expand our capabilities successfully to meet client needs. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on Page 10 of our 2007 Annual Report on Form 20-F available on the U.S. Securities and Exchange Commission’s website at http://www.sec.gov.

For more information, please contact:

Ronald Aldridge (for investors)

WuXi PharmaTech (Cayman) Inc.

Tel: +1-215-218-5515

Email: ir@wuxiapptec.com

Sherry Shao (for the media)

WuXi PharmaTech (Cayman) Inc.

Tel: +86-21-5046-4002

Email: pr@wuxiapptec.com

Web: http://www.wuxiapptec.com